MOL HUNGARIAN OIL AND GAS PLC.

Finance

04 JAN 22 AM 7:21

6th January, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

04012307

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

dlw 1/23

Enclosure

MOL HUNGARIAN OIL AND GAS PLC.

04 JAN 22 AM 7:21

INVESTOR NEWS

22 December, 2003

The Boards of Directors of MOL and Slovnaft decided on the full integration of the two companies businesses, and together with the Board of Directors of TVK, decided on the integration of the petrochemical production and trading activities of TVK and Slovnaft

The Board of Directors of MOL on 19 December and the Board of Directors of Slovnaft on 22 December made the following decisions.

It was decided that the operations of MOL and Slovnaft will be integrated into a unified business organisation under a unified management team in order to achieve targeted synergies. The senior management of the MOL Group will not change. The integration will create a stronger and more efficient MOL Group, which is better positioned to meet regional challenges and its strategic targets by merging the best competences of the two partners.

The Boards of Directors of MOL and Slovnaft decided, alongside the Board of Directors of TVK on 16 December, that an integrated Petrochemical Division will be created from 1 January 2004, under which the petrochemical production and trading activities of TVK and Slovnaft will be operated in an integrated manner.

The integrated management team of the Petrochemical Division will coordinate the daily production and trading activities of the two legally independent companies, Slovnaft and TVK.

The joint operation of production and trading activities of TVK and Slovnaft will contribute to the improvement of supply optimisation, the creation of a better product slate, through which the companies can achieve significant synergy and efficiency improvements.

Through the integration of the operations the partners expect to achieve nearly USD 5 million in annual synergy and efficiency improvements.

The management of the integrated Petrochemical Division will consist of the following members:

The head of the Petrochemical Division will be Mr. Vratko Kassovic (Chief Executive Officer of Slovnaft), the deputy head of the division will be Mr. Árpád Olvasó (Chief Executive Officer of TVK), the head of integrated petrochemical production will be Mr. András Kósa (the petrochemical production director of Slovnaft), the head of integrated petrochemical trading will be Mr. András Nagy (the trading and marketing deputy CEO of TVK).

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

22 December, 2003

Share sale

Mr Iain Peterson, member of Board of Directors of MOL Hungarian Oil and Gas Company sold 1,600 MOL shares at HUF 6,310 average price on the Budapest Stock Exchange on 19 December 2003, with the assistance of Concorde Security Ltd. as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

23 December, 2003

Change in MOL's treasury shares

MOL Hungarian Oil and Gas Company announces that in line with the agreements signed in November 2002 with Slovintegra a.s. and Slovbena a.s., on 23 December 2003 it has exchanged 1,180,548 series "A" shares (with a nominal value of HUF 1,000 per share) owned by MOL for 1,179,369 series "C" shares (with a nominal value of HUF 1,001 per share) owned by Slovintegra and Slovbena. After the transaction MOL owns 3,107,558 of series "A" shares and 1,179,369 of series "C" shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

29 December, 2003

Wholesale gas price increase

MOL Hungarian Oil and Gas Public Limited Company hereby announces that the Minister of Economy and Transport, in line with the gas price decree issued earlier, increased the price of natural gas sold to gas distribution companies by an average 16.4% from 1 January 2004. Following this price increase there will no longer be a difference between the household and non-household consumer prices of natural gas. The wholesale price of natural gas will be at one level and will cover the justified costs of the public utility wholesale company at each consumer segment. The average sales price of natural gas will increase by 12.6%.

The state subsidy system introduced enables that the end-user price for household consumers will increase to a lesser extent.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

31 December, 2003

MOL unbundled its gas business

MOL Hungarian Oil and Gas Public Limited Company hereby announces that it unbundled its gas business into fully owned subsidiaries on 31 December 2003.

According to the Act XLII/2003 on gas supply (GET) from 1 January 2004 MOL's gas storage, wholesale (both public utility wholesale and natural gas trading according to separation of GET) and transmission and system operation activities will be operated by MOL Földgáztároló Rt., MOL Földgázellátó Rt. and MOL Földgázszállító Rt., respectively, as these companies obtained operating licences in line with GET.

Gas business assets will be transferred to the new companies at fair market value. Following the in kind contribution and, to a larger extent, the sale of assets to the subsidiaries, the registered capital of MOL Földgázszállító Rt., MOL Földgáztároló Rt. and MOL Földgázellátó Rt. will increase to HUF 13.2 billion, HUF 6.6 billion and HUF 5.8 billion, respectively.

In the parent company accounts prepared under Hungarian accounting rules, the difference between the fair market value and the previous book value of the assets will be accounted as a profit. As MOL expects to enjoy a 100% tax holiday in 2003, the unbundling does not affect the corporate tax liability in 2003. MOL will set-off the value added tax resulting from the in kind contribution and the sale of assets, based on the authorisation provided by legislation.

The subsidiaries will be fully consolidated in MOL Group IFRS accounts, therefore the effect of the revaluation will not be reflected in these accounts. However, the revaluation has a significant effect on the corporate tax base of subsidiaries from 2004, as depreciation will be accounted on the basis of revalued assets. As a consequence, according to IAS 12, a significant deferred tax asset will be booked in the balance sheet and income statement of MOL Group for 2003.

The unbundling is in line with the relevant European Union principles, the new gas supply act approved in 2003 and it assures the transparent operation of gas business activities, necessary for the liberalised market. Furthermore, it provides sufficient flexibility to enable the potential involvement of a partner.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924